Exhibit 99.59

ImmunoPrecise Updates on State and Federal Funding

IPA Awarded Grant Focused on Coronavirus and Other Emerging Pathogens

FARGO, ND, April 24, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTC QB: IPATF), is pleased to announce that the state of North Dakota has awarded a Bioscience Innovation Grant totalling US$75,000 for the enhancement of a novel platform for rapidly developing treatments for COVID-19 and other emerging pathogens.

“Advances in bioscience have already transformed many sectors including agriculture and medicine,” state Agriculture Commissioner Doug Goehring said. “These grants will help North Dakota stay on the forefront of bioscience innovation.”

The Company reports that this grant was the first application of many to be submitted by IPA over the next several months.

“ImmunoPrecise is in the process of applying for both state and federal grants to support the development of a treatment for COVID-19 using our PolyTopeTM mAb Therapy,” stated Jennifer Bath, IPA President and CEO. “We turned first to the State of North Dakota, given their strong history of support for Biotechnology and Innovation. It is with gratitude we accept the ND Bioscience Innovation Grant and we are confident we can leverage this funding, along with our research advances, to continue to build on our current successes.”

Furthermore, the company is also pleased to announce that that it has been approved for a US$209,000 loan under the Payroll Protection Program (“PPP”) administered by the U.S. Small Business Administration.

The PPP is a US$349 billion loan program that originated from the U.S. Coronavirus Aid, Relief and Economic Security (CARES) Act. As a U.S. Small Business, ImmunoPrecise qualified for the PPP which allows businesses with fewer than 500 employees to obtain loans of up to US$10 million to assist companies in maintaining their workers through the COVID-19 pandemic.

The PPP loan has a term of two years, is unsecured, and is guaranteed by the U.S. Small Business Administration. The loan will be forgiven if the proceeds are used by ImmunoPrecise to cover payroll costs (including benefits), with up to twenty-five percent (25%) allowed for rent and utilities, during the eight-week period following the loan origination date. ImmunoPrecise firmly expects to meet the requirements for full loan forgiveness. The forgiven amount is not included in taxable income.

The Company further announces that it plans to complete a non-brokered private placement offering of 10% convertible debentures (“Debentures”) in the principal amount of CAD$2,000,000 (the “Offering”). The debentures are unsecured, bear interest at a rate of 10% per annum, payable annually and due two years from the date of issue (which may be repaid early at the option of the Company). The principal amount of the Debentures may be convertible at the option of the holder into units of the Company at a conversion price of CAD$0.85 per share.

The Company may force convert the principal amount of the Debentures at $0.85 per share if the average closing price is equal to or greater than CAD$1.50 for twenty (20) trading days (the “20 Day Period”). In order to exercise this right, the Company must issue a new release announcing its intention to exercise this right within 10 business days after the end of the particular 20 Day Period.

The Company may pay a finder’s fee in cash and/or share purchase warrants under the Offering. Closing of the Offering is subject to acceptance of the TSX Venture Exchange.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a full-service, therapeutic antibody discovery Contract Research Organization offering species agnostic, multi-format, characterized and engineered, human monoclonal antibodies, on an abbreviated timeframe, for its pharmaceutical clients. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the last quarter of the fiscal year ended January 31, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. SOURCE ImmunoPrecise Antibodies

SOURCE ImmunoPrecise Antibodies Ltd.

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%SEDAR: 00005542E

For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., 1450 - 701 West Georgia St., Vancouver, BC V7Y 1G5

CO: ImmunoPrecise Antibodies Ltd.

CNW 13:26e 24-APR-20